Exhibit 99.1

VNET Announces Changes to Board Composition

BEIJING, Nov. 1, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the resignation of Mr. Changqing Ye as an independent director and a member of the audit committee of the Company's board of directors (the "Board"), effective October 31, 2024. Mr. Ye resigned for personal reasons and not due to any disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices.

The Board has approved that Mr. Kenneth Chung-Hou Tai, who has served as an independent director of VNET since October 2012, will replace Mr. Ye as a member of the audit committee of the Board, effective October 31, 2024.

“We are grateful to Changqing for his services to VNET throughout his tenure and wish him all the best in his future endeavors,” stated Mr. Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Also, we look forward to continuing to work with Kenneth in his new role as a member of the Board’s audit committee. We will remain dedicated to pursuing sustainable, high-quality growth in the long run.”

Following the aforementioned changes, the Board now consists of six directors, including four independent directors. The audit committee of the Board is comprised of Mr. Sean Shao, Mr. Yoshihisa Ueno and Mr. Kenneth Chung-Hou Tai.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com